UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2024

Commission file number: 001-41836

Birkenstock Holding plc

(Translation of registrant's name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Birkenstock Holding plc

Unaudited Interim Condensed Consolidated Financial Statements

as of December 31, 2023 and for the three months ended December 31, 2023 and 2022

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In thousands of Euros)	Notes	December 31, 2023	September 30, 2023
Assets
Non-current assets
Goodwill		1,564,791	1,593,917
Intangible assets (other than goodwill)		1,661,224	1,705,736
Property, plant and equipment	6	295,303	286,053
Right-of-use assets	7	148,245	122,984
Deferred tax assets		—	—
Other assets		52,045	38,234
Total non-current assets		3,721,608	3,746,924

Current assets
Inventories	8	644,367	595,092
Right to return assets		1,138	1,132
Trade and other receivables		79,497	91,764
Current tax assets		10,108	10,361
Other current assets		36,849	37,789
Cash and cash equivalents		169,379	344,408
Total current assets		941,338	1,080,546
Total assets		4,662,946	4,827,470

Shareholders' equity and liabilities
Shareholders' equity
Ordinary shares	9	—	182,721
Share premium	9	2,524,231	1,894,384
Treasury shares	9	(343,645)	—
Other capital reserve	9	68,985	65,394
Retained earnings	9	218,822	225,976
Accumulated other comprehensive income	9	(6,464)	32,113
Total shareholders' equity		2,461,930	2,400,589

Non-current liabilities
Loans and borrowings	11	1,292,785	1,815,695
Tax receivable agreement liability	12	333,204	—
Lease liabilities		124,319	103,049
Provisions for employee benefits		2,745	2,716
Other provisions		1,807	2,074
Deferred tax liabilities		109,543	109,794
Deferred income	13	13,299	10,634
Other liabilities		4,688	4,338
Total non-current liabilities		1,882,389	2,048,300

Current liabilities
Loans and borrowings	11	23,408	37,343
Lease liabilities		31,781	27,010
Trade and other payables		104,219	123,012
Accrued liabilities		23,057	38,645
Other financial liabilities		913	7,085
Other provisions		24,574	36,495
Contract liabilities		14,995	7,018
Current tax liabilities		83,659	83,332
Deferred income	13	—	2,680
Other current liabilities		12,021	15,961
Total current liabilities		318,626	378,581
Total liabilities		2,201,015	2,426,881
Total shareholders' equity and liabilities		4,662,946	4,827,470

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

		Three months ended December 31,
(In thousands of Euros, except share and per share information)	Notes	2023	2022
Revenue	14	302,924	248,490
Cost of sales	15	(118,056)	(95,170)
Gross profit		184,868	153,320
Operating expenses
Selling and distribution expenses	15	(103,484)	(86,119)
General administration expenses	15	(34,391)	(22,133)
Foreign exchange gain (loss)		(11,655)	(30,830)
Other income, net		231	—
Profit from operations		35,570	14,238
Finance cost, net		(36,050)	(25,098)
Profit (loss) before tax		(480)	(10,861)
Income tax benefit (expense)	16	(6,674)	1,674
Net profit (loss)		(7,154)	(9,187)
Other comprehensive income (loss)
Items that may be reclassified to profit (loss) in subsequent periods (net of tax):
Cumulative translation adjustment gain (loss)		(37,616)	(81,704)
Net position of fair value changes of the cash flow hedge		(961)	—
Other comprehensive income (loss)		(38,577)	(81,704)
Total comprehensive income (loss)		(45,731)	(90,891)

Earnings (loss) per share
Basic	17	(0.04)	(0.05)
Diluted	17	(0.04)	(0.05)

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

		Ordinary shares						Accumulated other comprehensive income (loss)
(In thousands of Euros, except share and per share information)	Notes	Number of shares	Amount	Share Premium	Treasury Shares	Other Capital Reserve	Retained Earnings (Accumulated Deficit)	Cumulative translation adjustment	Cash flow hedge reserve	Shareholders' equity
Balance at September 30, 2022		182,721,369	182,721	1,894,384	—	—	150,954	129,759	—	2,357,818
Net profit (loss)		—	—	—	—	—	(9,187)	—	—	(9,187)
Other comprehensive income (loss)		—	—	—	—	—	—	(81,704)	—	(81,704)
Total comprehensive income (loss)		—	—	—	—	—	(9,187)	(81,704)	—	(90,891)
Balance at December 31, 2022		182,721,369	182,721	1,894,384	—	—	141,768	48,055	—	2,266,928

Balance at September 30, 2023		182,721,369	182,721	1,894,384	—	65,394	225,976	32,458	(345)	2,400,589
Net profit (loss)		—	—	—	—	—	(7,154)	—	—	(7,154)
Other comprehensive income (loss)		—	—	—	—	—	—	(37,616)	(961)	(38,577)
Total comprehensive income (loss)		—	—	—	—	—	(7,154)	(37,616)	(961)	(45,731)
Equity-settled share-based compensation expense	18	—	—	—	—	3,591	—	—	—	3,591
Conversion to no par value ordinary shares	9	—	(182,721)	182,721	—	—	—	—	—	—
Shares re-purchased in consideration of TRA	12	(5,648,465)	—	—	(343,645)	—	—	—	—	(343,645)
Issuance of share capital, net (of total transaction costs €22.7 million)	9	10,752,688	—	447,126	—	—	—	—	—	447,126
Balance at December 31, 2023		187,825,592	—	2,524,231	(343,645)	68,985	218,822	(5,158)	(1,306)	2,461,930

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Three months ended December 31,
(In thousands of Euros)	2023	2022
Cash flows from operating activities
Net profit (loss)	(7,154)	(9,187)
Adjustments to reconcile net profit (loss) to net cash flows from operating activities:
Depreciation	16,171	13,097
Amortization	7,076	7,320
Finance cost, net	36,050	25,098
Net exchange differences	11,720	30,804
Non-cash operating items	2,389	910
Income tax expense	6,674	(1,674)
Income tax paid	(3,841)	(3,118)
MIP personal income tax paid	(11,426)	—
Changes in working capital:
- Inventories	(66,937)	(64,437)
- Trade and other receivables	10,982	4,582
- Trade and other payables	(15,937)	(38,530)
- Accrued liabilities	(15,195)	(4,529)
- Other current financial liabilities	(6,172)	(20,285)
- Other current provision	(11,693)	(4,876)
- Contract liabilities	8,223	2,039
- Prepayments	(9,919)	8
- Other	3,565	9,606
Net cash flows (used in) operating activities	(45,426)	(53,172)

Cash flows from investing activities
Interest received	1,216	—
Purchases of property, plant and equipment	(18,111)	(25,711)
Purchases of intangible assets	(488)	(209)
Receipt of government grant	8,739	—
Net cash flows (used in) investing activities	(8,644)	(25,920)

Cash flows from financing activities
IPO Proceeds, net (of underwriting commission fees €19.8 million)	449,297	—
Repayment of loans and borrowings	(524,514)	(1,995)
Interest paid	(34,423)	(38,972)
Payments of lease liabilities	(8,266)	(6,931)
Interest portion of lease liabilities	(1,845)	(1,340)
Net cash flows (used in) financing activities	(119,752)	(49,240)

Net increase (decrease) in cash and cash equivalents	(173,822)	(128,331)
Cash and cash equivalents at beginning of period	344,408	307,078
Net foreign exchange difference	(1,207)	(7,686)
Cash and cash equivalents at end of period	169,379	171,060

Notes to THE Unaudited INTERIM CONDENSED Consolidated Financial Statements

1. GENERAL INFORMATION

Organization and principal activities

Birkenstock Holding plc (formerly: Birkenstock Holding Limited) (together with its subsidiaries referred to herein as the “Company”, “Birkenstock” or the “Group”) was formed under the name of BK LC Lux Finco 2 S.à r.l. on February 19, 2021, as a limited liability company organized under Luxembourg law, with its business address at 40 Avenue Monterey, Luxembourg. On October 4, 2023, the Company converted to a public limited company organized under Jersey law and changed its name to Birkenstock Holding plc. The Company’s current business address is 1-2 Berkeley Square, London W1J 6EA, United Kingdom. The Company is registered at the Jersey Financial Services Commission under number 148522.

The Company’s controlling shareholder is BK LC Lux MidCo S.à r.l. (“MidCo”) and the Company’s ultimate controlling shareholder is LC9 Caledonia AIV GP, LLP (“L Catterton”).

The Company manufactures and sells footbed-based products, including sandals and closed-toe silhouettes, and other products, such as skincare and accessories, for everyday leisure, and work. The Company operates in four operating segments based on its regional hubs: (1) Americas, (2) Europe, (3) Asia, the South Pacific, and Australia (“ASPA”), and (4) the Middle East, Africa, and India (“MEAI”) (see Note 5 – Segment information for further details). All segments have the same operations. The Company sells its products through two main channels: business-to-business (“B2B”) (comprising sales made to established third-party store networks), and direct-to-consumer (“DTC”) (comprising sales made on globally owned online stores via the Birkenstock.com domain and sales made in Birkenstock retail stores).

Seasonality

Revenue of our products are affected by a seasonal pattern that is driven in large part by the weather given the nature of our product mix. The seasonal nature of our business is similar across geographies and sales channels with B2B seeing an increase in revenue in the spring months, while revenue in the DTC channel increasing in the summer. Between October and March, we manufacture our products for the B2B channel, and during the first few months of the calendar year, we rely on our built-up inventory for our revenue to B2B partners. Starting in April and during the warmer months of the year, demand for our products from the DTC channel increases. While these consumer buying patterns lead to a natural seasonality in revenue, unseasonable weather could significantly affect revenue and profitability. Our geographical breadth, customer diversity and our strategic focus on expanding certain product categories and entering new territory helps to mitigate part of the effect of seasonality on results of operations.

2. BASIS OF PRESENTATION

Basis of preparation and consolidation

These interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on February 29, 2024.

These interim condensed consolidated financial statements as of December 31, 2023 and September 30, 2023 and for the three months ended December 31, 2023 and December 31, 2022 have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting", as issued by the International Accounting Standard Board (“IASB”). These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended September 30, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

These interim condensed consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and the initial recognition of assets acquired and liabilities assumed in a business combination which are recorded at fair value.

The interim condensed consolidated financial statements comprise the financial statements of Birkenstock Holding plc and its subsidiaries. All intercompany transactions and balances have been eliminated.

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The fiscal year of the Company ends on September 30.

The companies consolidated in these interim condensed consolidated financial statements are disclosed in the notes to the annual consolidated financial statements for the fiscal year ended September 30, 2023.

Functional and presentation currency

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. The presentation currency of the Company is Euros.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these interim condensed consolidated financial statements are predominantly the same as those applied by Birkenstock in its consolidated financial statements for the fiscal year ended September 30, 2023.

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Change in accounting estimate

The Company distributes its footwear produced predominantly in Germany and Portugal to its own (distribution) legal entities around the world with an intercompany margin, which is being eliminated at consolidated level. The intercompany profit elimination ("ICP") has been calculated and applied on a consistent manner up through September 30, 2023. However, it is based on various, high-level assumptions. This ICP model has been replaced with a more detailed method reflecting the precise inventory turnover rate per product style, i.e., Boston, Arizona, and color. This more accurate computation also has a foreign currency impact on the Cost of Sales converted to the reporting currency Euro. If the prior ICP model computation had been applied still in this fiscal year, the Company would have recorded an incremental expense (Cost of Sales) of €13.5 for both aspects (ICP and FX) in the three months ended December 31, 2023.

Deferred offering costs

The Company capitalizes certain legal, professional accounting, and other third-party fees that are directly associated with the issuance of shares as deferred offering costs and recorded these in line item other financial assets until such equity financing is consummated. After consummation, these deferred costs are recorded within equity as a reduction to the share premium generated as a result of the offering. The Company closed its initial public offering during the three months ended December 31, 2023, and therefore a total of €2.9 million deferred offering costs were recorded as a reduction of share premium.

No deferred offering costs were capitalized as of December 31, 2023.

New and amended standards and interpretations adopted by the Company

The following amended standards became effective for the Company’s fiscal year beginning on October 1, 2023, but did not have a material impact on the unaudited interim condensed consolidated financial statements of the Company:

•
IFRS 17 - Insurance Contracts (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IFRS 17 – Insurance Contracts (effective for annual periods beginning on or after January 1, 2023).
•
IFRS 17 and IFRS 9 – Initial application of IFRS 17 and IFRS 9 – Comparative Information (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 8 – Definition of Accounting Estimates (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 12 – International Tax Reform - Pillar 2 Model Rules (effective for annual periods beginning on or after January 1, 2023, however a temporary exception from accounting for deferred taxes arising from the implementation of the OECD’s Pillar Two model rules is to be applied retroactively). The mandatory temporary exemption to account for deferred taxes has been applied.

New and amended standards and interpretations issued but not yet effective

The following standard amendments will be effective beginning October 1, 2024 and are not expected to have a material impact on the unaudited interim condensed consolidated financial statements of the Company:

•
Amendments to IAS 1 – Non-current liabilities with Covenants (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 1 – Classification of Liabilities as current or non-current (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IFRS 16 – Lease liability in a sale and lease back (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025).
•
Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture (available for optional adoption/ effective date deferred indefinitely).

4. SIGNIFICANT ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGMENTS

The preparation of Birkenstock’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the interim condensed consolidated financial statements and accompanying notes. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

During the three months ended December 31, 2023, the Company made significant estimates and assumptions to determine the Company's contractual obligations and its fair value under the Tax Receivable Agreement entered into, between the Company and MidCo, on October 10, 2023 (the "Tax Receivable Agreement" or "TRA"). These significant estimates and assumptions include forecasting taxable income and estimating the timing of when certain taxable benefits will be realized in future years. For details on the TRA please refer to Note 12 - Tax Receivable Agreement.

In preparing the interim condensed consolidated financial statements, no significant changes in accounting estimates, assumptions and judgments have occurred compared to the significant accounting judgments, estimates and assumptions discussed in the consolidated financial statements as of and for the fiscal year ended September 30, 2023, except for the change in estimate described above.

5. SEGMENT INFORMATION

The Company’s operating segments are reported in a manner consistent with the internal reporting provided to and regularly reviewed by the chief operating decision maker (“CODM”), the Chief Executive Officer (“CEO”), and are aligned to the four geographical hubs that the Company operates in: Americas, Europe, ASPA, and MEAI. Due to the materiality, ASPA and MEAI are aggregated into one reportable segment APMA (“Asia Pacific, Middle East, Africa”). As such the Company has three reportable segments – Americas, Europe and APMA. Additionally, the Company has a Corporate / Other revenue and expenses, which primarily consists of non-core activities from the cosmetics and sleeping systems businesses, as well as other administrative costs that are not charged to the operating segments and realized foreign exchange gains and losses. The CODM uses the measure of adjusted EBITDA to assess operating segments’ performance to make decisions regarding the allocation of resources.

The adjustments to EBITDA relate to realized and unrealized foreign exchange gain / (loss), initial public offering ("IPO")-related costs, share-based compensation and other adjustments relating to non-recurring items.

As of March 31, 2023, the Company changed its internal reporting to the CODM to report results prepared in accordance with IFRS. Comparative segment results have been retrospectively adjusted accordingly.

Assets and liabilities are neither reported nor reviewed by the CODM at the operating segment level.

	Three months ended December 31, 2023
(In thousands of Euros)	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Revenue	181,453	80,134	39,478	301,065	1,859	302,924
Adjusted EBITDA	51,553	23,137	12,184	86,874	(5,518)	81,356
IPO-related costs						(7,294)
Realized and unrealized FX gains / losses						(11,655)
Share-based compensation expenses						(3,591)
EBITDA						58,817
Depreciation and amortization						(23,247)
Finance cost, net						(36,050)
Profit before tax						(480)

	Three months ended December 31, 2022
(In thousands of Euros)	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Revenue	159,799	60,517	26,913	247,229	1,261	248,490
Adjusted EBITDA	54,632	13,492	6,088	74,212	(1,817)	72,395
IPO-related costs						(5,343)
Realized and unrealized FX gains / losses						(30,830)
Other						(1,569)
EBITDA						34,654
Depreciation and amortization						(20,417)
Finance cost, net						(25,098)
Profit before tax						(10,861)

6. PROPERTY, PLANT AND EQUIPMENT

During the three months ended December 31, 2023 and 2022, the Company acquired property, plant and equipment with costs of €16.4 million and €25.7 million, respectively. The additions in the three months ended December 31, 2023 and 2022, are mainly related to investments in a production facility in Pasewalk, Germany, and a production facility in Arouca, Portugal.

7. RIGHT-OF-USE ASSETS

The right-of-use assets amount to €148.2 million as of December 31, 2023 and €123.0 million as of September 30, 2023. The increase during the three months ended December 31, 2023 is mainly related to a new lease agreement for a warehouse in the United States and three new stores.

8. INVENTORIES

(In thousands of Euros)	December 31, 2023	September 30, 2023
Raw materials	81,567	69,580
Work in progress	29,166	23,102
Finished goods	533,634	502,410
Total inventories at the lower of cost and net realizable value	644,367	595,092

During the three months ended December 31, 2023 and 2022, inventories of €54.9 million and €41.6 million, respectively, were recognized as an expense and included in cost of sales. Write-downs of inventories during the three months ended December 31, 2023 were €2.7 million. No write-downs were recognized during the three months ended December 31, 2022.

9. EQUITY

Initial Public Offering

On October 13, 2023, the Company closed its IPO. Birkenstock issued and sold 10,752,688 ordinary shares at an initial public offering price of $46.00. The total proceeds from the IPO available to Birkenstock, net of underwriting discounts and commissions but before expenses, amounted to $473.6 million. The underwriting commission fees for the IPO totaled €19.8 million. The deferred offering costs, which were deducted from Share Premium as part of the IPO transaction, amounted to €2.9 million. The Company used the majority of the proceeds received from the IPO, together with cash on hand, to repay €100.0 million in aggregate principal amount of the loan outstanding under the agreement with AB-Beteiligungs GmbH (the "Vendor Loan") and $450.0 million in aggregate principal amount of borrowings outstanding under the United States dollar (USD) denominated facility included within a senior facilities agreement entered into by our subsidiary Birkenstock Limited Partner S.à r.l. in April 2021 (the "USD TLB Facility").

Capital Reorganization

Prior to the IPO, the Company performed a capital reorganization. On October 2, 2023, the Company converted its share capital, comprised of 182,721,369 ordinary shares of €1.00 each into 182,721,369 no par value ordinary shares.

In addition, on October 10, 2023, the Company entered into the TRA with MidCo in consideration for the repurchase of 5,648,465 ordinary shares of the Company from MidCo. Please refer to Note 12 – Tax Receivable Agreement for further details on the TRA.

As of October 13, 2023 and December 31, 2023, the Company had 187,825,592 no par value ordinary shares outstanding.

10. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments that are carried at fair value on a recurring basis in the consolidated statements of financial position:

			Fair value
(In thousands of Euros)	Level	Measurement	December 31, 2023	September 30, 2023
Derivative assets			36,727	31,708
Derivative assets not designated as hedging instruments	2	FVtPL	35,629	28,795
Derivative assets designated as hedging instruments	2	FVtOCI	1,098	2,913
Derivative liabilities	2	FVtPL	480	6,925

Changes in fair value of derivative assets and liabilities are recognized within the consolidated statements of profit or loss except for changes in the fair value of derivative financial instruments designated as hedging instruments which are recognized within other comprehensive income. The Company does not carry any further financial instruments at fair value either on a recurring or non-recurring basis. The derivative assets and liabilities are reflected in the statements of financial position within other assets, other current assets and other financial liabilities.

The following table presents the fair value and fair value hierarchy of the Company’s loans and borrowings carried at amortized cost:

(In thousands of Euros)	Level	Nominal value	Carrying value	Fair value
December 31, 2023
Term Loan (EUR)	2	375,000	369,388	384,315
Term Loan (USD)	2	299,083	296,974	312,364
Vendor Loan	2	199,560	207,437	189,090
Senior Notes	2	428,500	442,393	414,149

September 30, 2023
Term Loan (EUR)	2	375,000	368,701	348,426
Term Loan (USD)	2	781,315	730,855	694,889
Vendor Loan	2	299,560	305,048	235,687
Senior Notes	2	428,500	448,434	373,682

There were no transfers between levels during any reporting period.

There were no changes in the Group’s valuation processes, valuation techniques and types of inputs used in the fair value measurements during the reporting period.

Financial risk management

Birkenstock has exposure to credit risk, liquidity risk and market risk. The interim condensed consolidated financial statements do not include all financial risk information and disclosures required in the annual financial statements and should be read in conjunction with Birkenstock’s annual financial statements for the fiscal years ended September 30, 2023.

Capital management

The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company continually assesses the adequacy of the Company’s capital structure and capacity and adjusts within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.

11. LOANS AND BORROWINGS

The Company has the following principal and interest payable amounts outstanding for loans and borrowings:

(In thousands of Euros)	Currency	Year of maturity	December 31, 2023	September 30, 2023
Non-current liabilities
Term Loan (EUR)	EUR	2028	375,000	375,000
Term Loan (USD)	USD	2028	296,103	730,159
Vendor Loan	EUR	2029	199,560	299,560
Senior Notes	EUR	2029	428,500	428,500
			1,299,163	1,833,220
Senior Note embedded derivative			28,638	28,638
Less: amortization under the effective interest method			(35,016)	(46,163)
			1,292,785	1,815,695

Current liabilities
Term Loan (EUR) interest payable	EUR	N/A	4,358	4,197
Term Loan (USD) - current portion	USD	2028	2,980	7,347
Term Loan (USD) interest payable	USD	N/A	4,444	10,938
Vendor Loan interest payable	EUR	N/A	7,877	5,487
Senior Notes interest payable	EUR	N/A	3,749	9,373
			23,408	37,343

During the three months ended December 31, 2023, the Company made early repayments of €100.0 million of the Vendor Loan and $450.0 million of the USD Term Loan Facility.

12. TAX RECEIVABLE AGREEMENT

On October 10, 2023, the Company entered into the Tax Receivable Agreement with MidCo (together with its permitted successors and assignees' shareholders, the "TRA Participants"). Pursuant to the TRA, the Company must make certain tax benefit payments (which are to be paid in cash in USD) to MidCo as consideration for the Company’s repurchase of 5,648,465 of its ordinary shares from MidCo. (please refer to Note 9 - Equity). The TRA requires the Company to make payments to the TRA Participants equal to 85% of certain tax savings (or expected tax savings) in respect of the certain tax benefits, over the next approximately 13 years, that were created by MidCo’s acquisition of the Company in 2021 or that were otherwise available to the Company as of the date of the IPO. Under the TRA, generally, the Company will retain the benefit of the remaining 15% of the applicable tax savings. The timing of payments under the TRA will vary depending upon a number of factors, including the amount, character and timing of the Company's taxable income in the future.

The future payments expected to be made under the TRA may total approximately $554.7 million in aggregate over the next 13 years (equaling the total undiscounted TRA payment amount). The fair value (level 3 Fair Value assessment) of these future payments was determined to be €343.6 million as of October 10, 2023. At inception the fair value was calculated based on cash flows with an assumption regarding expected tax payments as well as a discounting to a present value. As the TRA can be terminated by the Company or the TRA participants, the fair value was determined under the assumption that such early payment could be demanded. The fair value together with the expected cash flows determine the original effective interest rate.

In general, payments under the TRA are expected to be made only in periods following the filing of a tax return in which the Company is able to utilize certain tax benefits to reduce cash taxes paid to a taxing authority. The impact of any changes in the projected obligations under the TRA as a result of changes in the future taxable income, changes in tax legislation or tax rates, or other factors that may impact the Company’s tax savings will be reflected in other income/ expense, net, in the condensed consolidated statements of comprehensive income in the period in which the change occurs. During the three months ended December 31, 2023 there were no material changes in the fair value or the contractual obligation.

Subsequently to its inception, the TRA is measured at amortized cost taking into consideration the current expected cash flows and the original effective interest rate. The liability is discounted via the effective-interest-method and the expenses are recognized within interest expenses. As payments under the TRA are to be made in USD, the TRA liability is remeasured to the Company's reporting currency at each reporting period, with foreign exchange gains or losses recognized in the statement of comprehensive income (loss). The ending balance of the TRA liability as of December 31, 2023 amounted to €333.2 million. Considering the filing deadlines for the tax returns and the approval and payment procedures under the TRA, this is a non-current financial liability for December 31, 2023 with the first pay-out to be expected in the second half of fiscal 2025.

13. DEFERRED INCOME

(In thousands of Euros)	Government Grants	Other
Balance at September 30, 2023	10,634	2,680
Pledged during the year	84	—
Received during the year	—	140
Released to the statement of comprehensive income	(125)	—
Impact of foreign currency translation	—	(114)
Balance at December 31, 2023	10,593	2,706
current	—	—
non-current	10,593	2,706

In the fiscal year ended September 30, 2023 the Group was awarded a government grant by the State of Mecklenburg-Vorpommern, amounting up to €11.3 million, conditional on the investment in a production facility and the creation of 400 permanent jobs in Pasewalk, Germany. The grant is recognized as deferred income and is released to the statement of comprehensive income over the useful life of the respective assets. €8.7 million of cash from the State Mecklenburg-Vorpommern were received on November 23, 2023 and recorded as a reduction of the other financial assets.

14. REVENUE FROM CONTRACTS WITH CUSTOMERS

For disaggregation of revenue by geography refer to Note 5 – Segment information. Disaggregation of revenue by sales channels was as follows:

	Three months ended December 31,
(In thousands of Euros)	2023	2022
B2B	140,410	117,794
DTC	160,655	129,435
Other	1,859	1,261
Total revenue	302,924	248,490

Our B2B and DTC channels generate revenue across each of our reportable segments, with B2B revenue being more prominent in each segment. In our Americas and Europe reportable segments, the distribution between B2B and DTC revenue approximates the distribution for the consolidated group. In our APMA reportable segment, the proportion of B2B revenue is greater than the distribution for the consolidated group.

15. OPERATING EXPENSES

	Cost of sales
	Three months ended December 31,
(In thousands of Euros)	2023	2022
Depreciation & amortization	(4,397)	(3,413)
Personnel costs	(40,388)	(33,461)
Cost of materials	(54,877)	(41,568)
Properties & buildings maintenance, occupancy and incidental costs	(6,613)	(4,270)
Logistic expenses	(1,289)	(1,007)
IT & Consulting	(8,221)	(6,401)
Other	(2,271)	(5,052)
Cost of sales	(118,056)	(95,170)

	Selling and distribution expenses
	Three months ended December 31,
(In thousands of Euros)	2023	2022
Depreciation & amortization	(14,681)	(14,305)
Personnel costs	(21,105)	(18,019)
Marketing and selling expenses	(29,042)	(23,572)
Logistic expenses	(29,764)	(13,358)
IT & Consulting	(8,204)	(12,429)
Other	(687)	(4,436)
Selling and distribution expenses	(103,484)	(86,119)

	General administration expenses
	Three months ended December 31,
(In thousands of Euros)	2023	2022
Depreciation & amortization	(4,169)	(2,699)
Personnel costs	(16,837)	(12,466)
Insurance	(1,538)	(627)
IT & Consulting	(73)	(4,535)
Other	(11,773)	(1,805)
General administration expenses	(34,391)	(22,133)

16. INCOME TAX

The Group determined the reporting periods’ income tax expense based on an estimate of the annual effective income tax rate in the respective countries applied to the pre-tax result before the tax effect of any discrete items of this reporting period. The major components of income tax expenses are as follows:

	Three months ended December 31,
(In thousands of Euros)	2023	2022
Current income taxes	(4,610)	(4,648)
Deferred income taxes	(2,064)	6,322
Income tax expense	(6,674)	1,674

The Group estimates the income tax rate for the year ending September 30, 2024 will be 34.4% (and it was 34.6% for the year ended September 30, 2023). The effective tax rate for the period ended December 31, 2023, was impacted by personnel expenses resulting from the management investment plan described in Note 18 – Share-based compensation that are treated as non-deductible for income tax purposes.

For details on the TRA please refer to Note 12 - Tax Receivable Agreement (TRA).

17. EARNINGS PER SHARE

Basic and diluted earnings per share is calculated by dividing net profit (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the reporting period. For comparison purposes, the earnings per share calculation for the three months ended December 31, 2022, was adjusted to the weighted average number of ordinary shares outstanding as of December 31, 2023.

The calculation of earnings per share is as follows:

	Three months ended December 31,
(In thousands of Euros, except share and per share information)	2023	2022
Weighted number of outstanding shares	186,920,154	182,721,369
Number of shares with dilutive effects	—	—
Weighted number of outstanding shares (diluted and undiluted)	186,920,154	182,721,369

Net profit (loss) attributable to ordinary shareholders	(7,154)	(9,187)
Basic	(0.04)	(0.05)
Diluted	(0.04)	(0.05)

The Company's management investment plan has no dilutive effect on the earnings per share calculation as all granted awards will be settled by an immediate parent rather than by the Company itself. For further information please refer to Note 18 – Share-based compensation.

18. SHARE-BASED COMPENSATION

Selected senior executives of Birkenstock management were given an opportunity to participate in the management investment plan ("MIP") of MidCo and to indirectly invest in MidCo by purchasing a partial limited partnership interest in, and becoming a limited partner of, BK LC Manco GmbH & Co. KG, a German limited partnership, which holds certain ordinary shares in MidCo, a Luxembourg limited liability company, which is the immediate parent of Birkenstock.

In March 2023, awards for 1,197,100 shares of BK LC Manco GmbH & Co. KG were granted in five separate tranches each representing 20% of the shares. None of these awards has been forfeited/ canceled/ settled as of the reporting date. The MIP is accounted for as equity-settled share-based payment transaction in scope of IFRS 2. The vesting periods are up to four years, with 20% of the awards vesting after each year of service provided. The last 20% vests only with an occurrence of an exit. As of the grant date, the Company deemed it more likely than not that an exit event would occur more than 12 months after the grant. Therefore, for the first 20% tranche, the occurrence of an exit event was accounted for as a market condition and was included in the grant date fair value of the awards. For the remaining tranches, the occurrence of an exit event was accounted for as a non-market vesting condition. The Company has considered several scenarios for the timing of the exit event and assigned appropriate probabilities to them.

The weighted average fair value of the awards granted under the MIP was €57.57.

The fair value at grant date was estimated using a Discounted Cash Flow model and then a Black-Scholes option pricing model, weighted for the assigned probability of each exit event date scenario. The model takes into account, among other things, a self-investment as well as the potential development of Birkenstock's ordinary redeemable share price. The historical volatility was derived from a peer group. The ordinary redeemable share price of €72.23 was determined based on the following assumptions:

Grant date March 10, 2023
Average revenue growth rates (2023-2027) (%)	16.5%
Average EBITDA margin (2023-2027) (%)	31.0%
Terminal growth rate (2023-2027) (%)	1.5%
After-tax discount rate (%)	9.9%
Average capital expenditure investments (in millions of Euros)	85.8
Dividend yield (%)	0.0%
Expected volatility (%)	34.4%
Expected time period (years) (weighted average of the assumed exit event date scenarios)	1.1
Risk free interest rate (%) (weighted average of the assumed exit event date scenarios)	3.2%

If an exit event of the Company, which is defined as an initial public offering or sale, takes place during the vesting period, the entire award is immediately fully vested. As the Company closed its IPO on October 13, 2023, the entire award vested during the reporting period.

For the three months ended December 31, 2023, the Company recognized €3.6 million of share-based compensation expenses in the statement of comprehensive income in the following expense categories:

(In thousands of Euros)	Three months ended December 31, 2023
Sales and marketing expenses	406
General administrative expenses	3,185
Total	3,591

The Company paid personal income taxes of €11.4 million in December 2023 for the fully vested MIP program on behalf of employees. The Company will subsequently be reimbursed by the employees.

19. COMMITMENTS AND CONTINGENCIES

The Company is defending an action brought by a distributor in France as a result of the termination of a business relationship. The plaintiff's claim amounts to €94.7 million. The Company has recognized a provision for management’s best estimate of probable outflow. On January 25, 2024, the commercial court of Nancy, France, delivered its ruling in favor of the Company. The plaintiff has the possibility to appeal the ruling. The Company has revised its provision according to the developments of the case.

20. RELATED PARTY DISCLOSURES

In the course of the Company’s ordinary business activities, the Company enters into related party transactions with its shareholders and key management personnel.

Parent and ultimate controlling party

The ultimate controlling party of the Company is L Catterton.

Transactions with key management personnel

Key management compensation

Key management personnel for the periods presented consisted of our Chief Executive Officer, Chief Financial Officer, Chief Communications Officer, Chief Legal Officer, Chief Product Officer, Chief Sales Officer, Chief Technical Operations Officer, President Europe, President Americas and the Board of Directors. Key management compensation is comprised of the following:

	Three months ended December 31,
(In thousands of Euros)	2023	2022
Short-term employee benefits	3,937	4,379
Long-term employee benefits	—	62
Post-employment benefits	278	189
Share-based compensation expenses	2,952	—
Total	7,167	4,631

The Company paid personal income taxes of €6.8 million in December 2023 for the fully vested MIP program on behalf of key management personnel. As of December 31, 2023, the Company has a receivable of this amount recorded in non-current 'Other Assets', because the key management personnel will subsequently reimburse the Company.

Key management personnel transactions

The Company maintains a long-term business relationship related to the production of advertising content with a model agency, owned by a family member of our Chief Executive Officer. The Company incurred marketing expenses in the amount of €0.1 million during the three months ended December 31, 2022. No expenses were recognized for the three months ended December 31, 2023.

The Company leased administrative buildings from Ockenfels Group GmbH & Co. KG (“Ockenfels”), an entity managed by our Chief Executive Officer and controlled by the predecessor shareholders, AB-Beteiligungs GmbH and CB Beteiligungs GmbH & Co. KG, and made lease payments (equivalent to the expenses for the period) in the amount of €0.1 million during the three months ended December 31, 2023 and €0.1 million during the three months ended December 31, 2022. The lease liability amounted to €1.8 million and €2.0 million as of December 31, 2023 and December 31, 2022, respectively.

As of September 30, 2023, the Company had outstanding receivables of €2.5 million against Ockenfels. As of December 31, 2023, there is no longer a material outstanding balance against Ockenfels.

Other related party transactions

Transactions with other related parties primarily consisted of consulting fees for management services provided by and expenses reimbursed to L Catterton Management Company LLC and related entities controlled by the shareholders of the Company. During the three months ended December 31, 2023 and December 31, 2022, consulting fees and cost reimbursement of €0.1 million and €0.1 million, respectively, were recognized as expenses.

As of December 31, 2023, the Company has a lease liability of €0.1 million owed to CB Beteiligungs GmbH & Co. KG. As of September 30, 2023, the corresponding lease liability amounted to €0.1 million.

As described in Note 12, in October 2023 the Company entered into the TRA with the pre-IPO shareholder MidCo. There were no payments made under the TRA during the three months ended December 31, 2023. The outstanding balance of the TRA liability as of December 31, 2023 was €333.2 million.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes to those statements included in Item 1 of this Report on Form 6-K (the "Report"). We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended September 30, 2023 as filed with the SEC on January 18, 2024 ("Annual Report"). As discussed in the section titled "Cautionary Statement Regarding Forward-Looking Statements," the following discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section.

Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

A. OPERATING RESULTS

Overview

BIRKENSTOCK is a revered global brand rooted in function, quality and tradition dating back to 1774. We are guided by a simple, yet fundamental insight: human beings are intended to walk barefoot on natural, yielding ground, a concept we refer to as “Naturgewolltes Gehen.” Our purpose is to empower all people to walk as intended by nature. The legendary BIRKENSTOCK footbed represents the best alternative to walking barefoot, encouraging proper foot health by evenly distributing weight and reducing pressure points and friction. We believe our function-first approach is universally relevant; all humans — anywhere and everywhere — deserve to walk in our footbed.

We primarily generate revenue through the sale of footbed-based products from our broad portfolio of over 700 silhouettes, anchored by our iconic Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari. We engineer and produce 100% of our products in the EU through our vertically integrated manufacturing operations, thereby ensuring each pair sold meets our rigorous quality standards. Our materials and components are primarily sourced from suppliers in Europe and processed under the highest environmental and social standards in the industry.

Our strongest, most developed segments are the Americas and Europe, which represented 60% and 26% of revenue, respectively, for the three months ended December 31, 2023. Our APMA segment has demonstrated considerable growth potential, which has not been fully realized historically due to the finite nature of our product supply as a result of limited production capacities, and our deliberate decisions to prioritize the Americas and Europe.

We optimize growth and profitability through a multi-channel DTC and B2B distribution strategy that we refer to as engineered distribution. We operate our channels synergistically, seeking to grow both simultaneously. We utilize the B2B channel to facilitate brand accessibility while steering consumers to our DTC channel, which offers our complete product range and access to our most desired and unique silhouettes. Across both channels, we execute a strategic allocation and product segmentation process, often down to the single door level, to ensure we sell the right product in the right channel at the right price point. This approach is centered on the strategic calibration of our average selling price ("ASP") and employs key levers such as the expansion of our DTC channel, market conversions from third-party distributors, optimization of our wholesale partner network, increased overall share of premium products and strategic pricing. This process allows us to manage the finite nature of our production capacity with a rigorous focus on control of our brand image and profitability. As a result, we drive top-line growth and margins, prevent brand dilution and deepen our connection to consumers.

Our DTC footprint promotes direct consumer relationships and provides access to BIRKENSTOCK in its purest form. Our DTC channel enables us to express our brand identity, engage directly with our global fan base, capture real-time data on customer behavior and provide consumers with unique product access to our most distinctive styles. Additionally, our high levels of organic demand creation, together with higher ASPs, support consistently attractive profitability in the DTC channel.

Our wholesale strategy is defined by intentionality in partner selection and identifying the best partners in each segment and price point. We segment our wholesale product line availability into specific retailer quality tiers, ensuring we allocate the right product to the right channel for the right consumer. For example, we limit access to our premium 1774 and certain collaboration products to a curated group of brand partners.

For our wholesale partners, we are a “must carry” brand based on the enthusiasm with which our consumers pursue our products, as evidenced by our brand consistently being amongst the top performers in our core categories at most of our retail partners. We generate significantly more demand from existing and prospective wholesale customers than we can supply, putting us in an enviable position where we can create scarcity in the market and obtain favorable economic terms on wholesale distribution. The early placement of wholesale orders effectively determines sales to the end-consumer approximately six months in advance and aids in our production planning and allocation. In addition, sell-through transparency from important wholesalers provides real-time insight into the overall market and inventory dynamics.

In October 2023, we successfully completed our IPO. The proceeds from the IPO were $473.6 million after deducting underwriting discounts and commissions but before deducting expenses. We used the proceeds from the IPO, together with cash on hand, to repay €100 million in aggregate principal amount of the Vendor Loan and $450.0 million in aggregate principal amount of borrowings outstanding under the USD TLB Facility.

Key Financial Highlights

Key highlights for the three months ended December 31, 2023 compared to the three months ended December 31, 2022 include:

•
Revenue of €302.9 million, an increase of 22% on a reported and 26% on a constant currency basis;
•
Revenue growth across all regions including revenue growth of 19% in the Americas, 33% in Europe and 51% in APMA on a constant currency basis;
•
DTC penetration increase of 1 percentage point to 53% of revenue driven by DTC revenue increase of 30% on a constant currency basis;
•
B2B constant currency revenue growth of 22%, supported by high sell-through rates
•
Gross profit margin of 61.0%, down modestly from 61.7% due to unfavorable currency translation and the planned, temporary under-absorption from our ongoing capacity expansion;
•
Profit (loss) before tax of €(0.5) million, up from €(10.9) million. Adjusted Profit (loss) before tax of €32.6 million, improved from €26.9 million;
•
Earnings per share (EPS) of €(0.04), up from €(0.05), and a Net loss of €7.2 million up from €9.2 million;
•
Adjusted EPS of €0.09, a change from €0.15 and adjusted net profit of €16.7 million compared to €26.5 million;
•
Adjusted EBITDA growing by 12% from €72.4 million to €81.4 million, with Adjusted EBITDA margin of 26.9% changing from 29.1%.

Non-IFRS Financial Measures

We report our financial results in accordance with IFRS; however, management believes that certain non-IFRS financial measures provide useful information in measuring the operating performance and financial condition of the Company and are used by management to make decisions. Management believes this information presents helpful comparisons of financial performance between periods by excluding the effect of certain non-recurring items.

These measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other companies, and they should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

Constant Currency Revenue and Constant Currency Revenue Growth

	Three months ended December 31,
(In thousands of Euros)	2023	2022
Revenue	302,924	248,490
Revenue, constant currency	313,576	231,797
Revenue growth, constant currency	26%	15%

Our financial reporting currency is the Euro, and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. The majority of non-Euro transactions are denominated in USD.

The effect of currency exchange rates on our business is an important factor in understanding period-to-period comparisons, which in turn are used in financial and operational decision-making. By viewing our results of operations on a constant currency basis, the effects of foreign currency volatility, which is not indicative of our actual results of operations, are eliminated, enhancing the ability to understand our operating performance.

Constant currency information compares results between periods as if exchange rates had remained constant. We define Constant currency revenue as total revenue excluding the effect of foreign exchange rate movements and use them to determine Constant currency revenue growth on a comparative basis. Constant currency revenue is calculated by translating the current period foreign currency revenue using the prior period exchange rate. Constant currency revenue growth is calculated by determining the increase in current period revenue over prior period revenue, where current period foreign currency revenue is translated using prior period exchange rates. For example, USD denominated Constant currency revenue for the three months ended December 31, 2023 and the three months ended December 31, 2022 was calculated using the rate of exchange of $1.07 to €1 and $1.02 to €1, respectively.

Reconciliation of Constant Currency Revenue to Revenue

The table below presents a reconciliation of constant currency revenue to the most comparable IFRS measure, revenue, for the periods presented.

	Three months ended December 31,
(In thousands of Euros)	2023	2022
Revenue	302,924	248,490
Add (Less):
U.S. Dollar impact	8,740	(15,816)
Canadian Dollar impact	626	(346)
Other	1,287	(532)
Constant currency revenue	313,576	231,797

Adjusted EBITDA and Adjusted EBITDA Margin

	Three months ended December 31,
(In thousands of Euros)	2023	2022
Adjusted EBITDA	81,356	72,395
Adjusted EBITDA margin	26.9%	29.1%

Adjusted EBITDA and Adjusted EBITDA margin are key performance measures that management uses to assess our operating performance, generate future operating plans and make strategic decisions regarding allocation of capital. Adjusted EBITDA is defined as net profit for the period adjusted for income tax expense, finance cost net, depreciation and amortization, further adjusted for the effect of events such as:

•
Realized and unrealized foreign exchange gain (loss);
•
IPO-related costs consisting of consulting as well as legal fees;
•
Share-based compensation expenses relating to the management investment plan; and

•
Relocation expenses relating to the move of our products from a warehouse to a different provider which are considered non-recurring expenses and not representative of the operating performance of the business.

Reconciliation of Net Profit to Adjusted EBITDA

The table below presents a reconciliation of net profit to Adjusted EBITDA for the periods presented:

	Three months ended December 31,
(In thousands of Euros)	2023	2022
Net profit (loss)	(7,154)	(9,187)
Add (Less):
Income tax expense (benefit)	6,674	(1,674)
Finance cost, net	36,050	25,098
Depreciation and amortization	23,247	20,417
EBITDA	58,817	34,654
Add (Less) Adjustments:
Realized and unrealized FX gains / losses(1)	11,655	30,830
IPO-related costs(2)	7,294	5,343
Share-based compensation expenses(3)	3,591	—
Relocation expenses(4)	—	1,569
Adjusted EBITDA	81,356	72,395

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents share-based compensation expenses relating to the management investment plan.
(4)
Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

Adjusted Profit (Loss) Before Tax and Adjusted Profit (Loss) Before Tax Margin

	Three months ended December 31,
(In thousands of Euros)	2023	2022
Adjusted profit (loss) before tax	32,607	26,880
Adjusted profit (loss) before tax margin	10.8%	10.8%

We define Adjusted profit (loss) before tax as Profit (loss) before tax for the period adjusted for IPO-related costs, realized and unrealized foreign exchange gain (loss), share-based compensation expenses, relocation expenses, and the release of capitalized transaction costs. Adjusted profit (loss) before tax margin is defined as Adjusted profit (loss) before tax for the period divided by revenue for the same period.

Reconciliation of Profit (Loss) Before Tax to Adjusted Profit (Loss) Before Tax

The table below presents a reconciliation of Profit (loss) before tax to Adjusted profit (loss) before tax for the periods presented:

	Three months ended December 31,
(In thousands of Euros)	2023	2022
Profit (loss) before tax	(480)	(10,861)
Add (Less) Adjustments:
Realized and unrealized FX gains / losses(1)	11,655	30,830
IPO-related costs(2)	7,294	5,343
Share-based compensation expenses(3)	3,591	—
Relocation expenses(4)	—	1,569
Release of capitalized transaction costs(5)	10,548	—
Adjusted profit (loss) before tax	32,607	26,880

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents share-based compensation expenses relating to the management investment plan.
(4)
Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(5)
Represents the adjustment of the release of capitalized transaction costs of the USD TLB Facility due to its early repayment of $450 million.

Adjusted Net Profit (Loss) and Adjusted Net Profit (Loss) Margin

	Three months ended December 31,
(In thousands of Euros)	2023	2022
Adjusted net profit (loss)	16,714	26,509
Adjusted net profit (loss) margin	5.5%	10.7%

We define Adjusted net profit (loss) as Net profit (loss) for the period adjusted for IPO-related costs, realized and unrealized foreign exchange gain (loss), share-based compensation expenses, relocation expenses, the release of capitalized transaction costs and the respective income tax effects as applicable. Adjusted net profit (loss) margin is defined as Adjusted net profit (loss) for the period divided by revenue for the same period.

Reconciliation of Net Profit (Loss) to Adjusted Net Profit (Loss)

The table below presents a reconciliation of Net profit (loss) to Adjusted net profit (loss) for the periods presented:

	Three months ended December 31,
(In thousands of Euros)	2023	2022
Net profit (loss)	(7,154)	(9,187)
Add (Less) Adjustments:
Realized and unrealized FX gains / losses(1)	11,655	30,830
IPO-related costs(2)	7,294	5,343
Share-based compensation expenses(3)	3,591	—
Relocation expenses(4)	—	1,569
Release of capitalized transaction costs(5)	10,548	—
Tax adjustment(6)	(9,219)	(2,045)
Adjusted net profit (loss)	16,714	26,509

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents share-based compensation expenses relating to the management investment plan.
(4)
Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(5)
Represents the adjustment of the release of capitalized transaction costs of the USD TLB Facility due to its early repayment of $450 million.
(6)
Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) as well as share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

Adjusted Basic / Diluted Earnings (Loss) Per Share

	Three months ended December 31,
(In Euros)	2023	2022
Adjusted earnings (loss) per share
Basic	0.09	0.15
Diluted	0.09	0.15

We define Adjusted earnings (loss) per share as Adjusted net profit (loss) for the period divided by the weighted number of shares outstanding.

Reconciliation of Net Profit (Loss) to Adjusted Earnings (Loss) per share

The table below presents a reconciliation of Adjusted earnings (loss) per share to the most comparable IFRS measure, Net profit (loss), for the periods presented:

(In thousands of Euros, except share and per share information)	Three months ended December 31,
	2023	2022
Net profit (loss)	(7,154)	(9,187)
Add (Less) Adjustments:
Realized and unrealized FX gains / losses(1)	11,655	30,830
IPO-related costs(2)	7,294	5,343
Share-based compensation expenses(3)	3,591	—
Relocation expenses(4)	—	1,569
Release of capitalized transaction costs(5)	10,548	—
Tax adjustment(6)	(9,219)	(2,045)
Adjusted net profit (loss)	16,714	26,509
Weighted number of outstanding shares (diluted and undiluted)	186,920,154	182,721,369
Adjusted earnings (loss) per share
Basic	0.09	0.15
Diluted	0.09	0.15

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents share-based compensation expenses relating to the management investment plan.
(4)
Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(5)
Represents the adjustment of the release of capitalized transaction costs of the USD TLB Facility due to its early repayment of $450 million.
(6)
Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) as well as share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

Segments

Our three reportable segments align with our geographic operational hubs: the Americas, Europe, and APMA as described above, which contributed 60%, 26%, and 13% of revenue, respectively, for the three months ended December 31, 2023. The Americas includes, among other markets, the United States, Brazil, Canada and Mexico. The United States is our largest and most important market in the Americas. Europe includes, among others, the key markets of Germany, France and the UK. Germany, the country of our primary operations and where the BIRKENSTOCK brand originated, accounts for the largest percentage of revenue in Europe. The largest markets in APMA include Australia, Japan, China, United Arab Emirates and India.

Revenue and costs not directly managed nor allocated to the geographic operational hubs are recorded in Corporate/Other. Corporate/Other immaterially contributed to our revenue during the three months ended December 31, 2023.

Components of our Results of Operations

Revenue

Revenue is primarily recognized from the sale of our products, including sandals, closed-toe silhouettes and other products, such as skincare and accessories.

We are currently distributing across three reporting segments: Americas, Europe and APMA. Within each segment, we manage a multi-channel distribution strategy, divided between our DTC and B2B channels. Both channels are important to our strategy and provide differentiated economic benefits and insights.

B2B revenue is recognized when control of the goods has transferred, depending on the agreement with the customer. Following the transfer of control, the customer has the responsibility to sell the goods and bears the risks of obsolescence and loss in relation to the goods.

DTC channel revenue is recognized when control of the goods has transferred, either upon delivery to e-commerce consumers or at the point of sale in retail stores. Payment of the transaction price is due immediately when the consumer purchases the goods. When the control of goods has transferred, a refund liability recorded in other current financial liabilities and a corresponding adjustment to revenue is recognized for those products expected to be returned. The Company has a right to recover the product when consumers exercise their right of return, which results in recognizing a right to return goods asset included in other current assets and a corresponding reduction to cost of sales.

Other revenue is comprised of revenue not directly allocated to the geographical operating segments, as well as revenue generated by non-product categories. These categories include skincare and license revenue from fees paid to us by our licensees in exchange for the use of our trademarks on their products (primarily our sleep systems business). In addition, other revenue consist of revenue from real estate rentals and the sale of recyclable scrap materials from the production process.

Cost of sales

Cost of sales is comprised primarily of four types of expenditures: (i) raw materials, (ii) consumables and supplies, (iii) purchased merchandise and (iv) personnel costs, including temporary personnel services. Additionally, it includes overhead costs for the production sites. Freight charges for transfer of work-in-progress inventory between production plants, logistical centers and warehouses as well as inbound freight for raw materials are also included in cost of sales. Cost of sales reflect the portion of costs which correspond to the units sold in a given period.

Gross profit and gross profit margin

Gross profit is revenue less cost of sales and gross profit margin measures our gross profit as a percentage of revenue.

Selling and distribution expenses

Selling and distribution expenses are comprised of our selling, marketing, product innovation and supply chain costs. These expenses are incurred to support and expand our wholesale partner relationships, grow brand awareness and deliver our products to B2B partners, e-commerce consumers and retail stores. These expenses include personnel expenses for sales representatives, processing fees in the DTC channel and depreciation and amortization expenses for store leases, customer relationships and other intangible assets.

Selling costs generally correlate with revenue recognition timing and, therefore, experience similar seasonal trends to revenue with the exception of retail store costs, which are primarily fixed and incurred evenly throughout the year. As a percentage of revenue, we expect these selling costs to increase modestly as our business evolves. This increase is expected to be driven primarily by the relative growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores.

Distribution expenses are largely variable in nature and primarily relate to leasing and third-party expenses for warehousing inventories and transportation costs associated with delivering products from distribution centers to B2B partners and end-consumers.

General administrative expenses

General administrative expenses consist of costs incurred in our corporate service functions, such as costs relating to the finance department, legal and consulting fees, HR and IT expenses and global strategic project costs. More specifically, the nature of these costs relates to corporate personnel costs (including salaries, variable incentive compensation and benefits), other professional service costs, rental and leasing expenses for corporate real estate, depreciation and amortization related to software, patents and other rights. General administrative expenses will increase as we grow and become a publicly traded company. We expect these expenses to decrease as a percentage of revenue as we grow due to economies of scale.

Foreign exchange gain/(loss)

The foreign currency exchange gain/(loss) consists primarily of differences in foreign exchange rates between the currencies in which our subsidiaries transact and their functional currencies as measured on the respective transaction date.

Finance income/(cost), net

Finance income represents interest earned from third party providers and income from the potential revaluation of the embedded derivative of the Notes.

Finance costs are comprised of interest payable to third party providers for term loan financing arrangements, Notes, Vendor Loan, leases, employee benefits, as well as expenses from the potential revaluation of the embedded derivative of the Notes. Finance costs are recognized in the consolidated income statement based on the effective interest method.

Income tax (expense) benefit

Income tax includes current income tax and income tax credits from deferred tax. Income tax is recognized in profit and loss except to the extent that it relates to items recognized in equity or other comprehensive income in which case the income tax expense is also recognized in equity or other comprehensive income. We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. Our subsidiaries in Germany and the U.S. primarily determine the effective tax rate.

Results of Operations

Comparison of the three months ended December 31, 2023and December 31, 2022

	Three months ended December 31,
(In thousands of Euros)	2023	2022	Change	% Change
Revenue	302,924	248,490	54,434	22%
Cost of sales	(118,056)	(95,170)	(22,886)	24%
Gross profit	184,868	153,320	31,548	21%
Operating expenses
Selling and distribution expenses	(103,484)	(86,119)	(17,365)	20%
General administration expenses	(34,391)	(22,133)	(12,258)	55%
Foreign exchange gain (loss)	(11,655)	(30,830)	19,175	(62)%
Other income (loss), net	231	—	231
Profit from operations	35,570	14,238	21,332	150%
Finance cost, net	(36,050)	(25,098)	(10,952)	44%
Profit (loss) before tax	(480)	(10,861)	10,381	(96)%
Income tax (expense) benefit	(6,674)	1,674	(8,348)	(499)%
Net profit (loss)	(7,154)	(9,187)	2,033	(22)%

Revenue

Revenue for the three months ended December 31, 2023 increased by €54.4 million, or 22%, to €302.9 million from €248.5 million for the three months ended December 31, 2022 driven by growing demand across all product categories, channels and segments throughout the quarter. Revenue growth was particularly strong in the APMA segment with a growth of 47%. The DTC channel grew by 24%, expanding the DTC penetration by 1 percentage point from 52% for the three months ended December 31, 2022 to 53% for the three months ended December 31, 2023.

Due to a stronger depreciation of the USD relative to the Euro during the three months ended December 31, 2023 as compared to the three months ended December 31, 2022, revenue increased by 26% on a constant currency basis.

Revenue by channel

	Three months ended December 31,
(In thousands of Euros)	2023	2022	Change	% Change
B2B	140,410	117,794	22,616	19%
DTC	160,655	129,435	31,220	24%
Corporate / Other	1,859	1,261	598	47%
Total Revenue	302,924	248,490	54,434	22%

Revenue generated by our B2B channel for the three months ended December 31, 2023 increased by €22.6 million, or 19%, to €140.4 million from €117.8 million for the three months ended December 31, 2022. The increase was driven by strong growth across all regions and with existing partners.

Revenue generated by our DTC channel for the three months ended December 31, 2023 increased by €31.2 million, or 24%, to €160.7 million from €129.4 million for the three months ended December 31, 2022. The increase was primarily attributable to growth across all regions, in particular in APMA, increased traffic and higher average order values resulting from price increases and product mix. Outsized growth in strategic product categories with higher price points, such as closed-toe silhouettes, leather products and shearling products that are predominately sold in BIRKENSTOCK-owned channels positively contributed to an increased DTC penetration of 53% for the three months ended December 31, 2023, up from 52% for the three months ended December 31, 2022.

Other revenue for the three months ended December 31, 2023 increased by €0.6 million, or 47%, to €1.9 million from €1.3 million for the three months ended December 31, 2022. This increase was primarily attributable to increased sales of leather material to our supplier for footbed cuttings, as well as increased sales of recyclable scrap materials from the production process.

Cost of sales

	Three months ended December 31,
(In thousands of Euros)	2023	2022	Change	% Change
Cost of sales	(118,056)	(95,170)	(22,886)	24%

Cost of sales for the three months ended December 31, 2023 increased by €22.9 million, or 24%, to €118.1 million from €95.2 million for the three months ended December 31, 2022. The increase was primarily attributable to capacity expansion, an increase in number of units sold, an increased share of premium products, higher material prices and higher personnel expenses.

Gross profit and gross profit margin

	Three months ended December 31,
(In thousands of Euros)	2023	2022	Change		% Change
Gross profit	184,868	153,320	31,548		21%
Gross profit margin	61.0%	61.7%	(0.7)	pp

Gross profit for the three months ended December 31, 2023 increased by €31.5 million, or 21%, to €184.9 million from €153.3 million for the three months ended December 31, 2022. Gross profit margin for the three months ended December 31, 2023 contracted by 0.7 percentage points to 61.0% from 61.7% for the three months ended December 31, 2022. The contraction in gross profit margin reflects the capacity expansion in Pasewalk, Görlitz and Portugal as well as unfavorable currency translation in the three months ended December 31, 2023 compared to the same period in fiscal 2023

Selling and distribution expenses

	Three months ended December 31,
(In thousands of Euros)	2023	2022	Change	% Change
Selling and distribution expenses	(103,484)	(86,119)	(17,365)	20%

Selling and distribution expenses for the three months ended December 31, 2023 increased by €17.4 million, or 20%, to €103.5 million from €86.1 million for the three months ended December 31, 2022. The increase was primarily driven by higher fulfillment costs associated with increased DTC penetration of 53%. Additionally, personnel costs increased by €3.1 million driven primarily by salary increases, an increase in full-time equivalent staff and one-time costs of €0.4 million related to the management investment plan. Overall, selling and distribution expenses for the three months ended December 31, 2023 increased at a lower rate than revenue, decreasing to 34.2% of revenue compared to 34.7% of revenue for the three months ended December 31, 2022.

General administration expenses

	Three months ended December 31,
(In thousands of Euros)	2023	2022	Change	% Change
General administration expenses	(34,391)	(22,133)	(12,258)	55%

General administration expenses for the three months ended December 31, 2023 increased by €12.3 million, or 55%, to €34.4 million from €22.1 million for the three months ended December 31, 2022. As a percentage of revenue, general administration expenses increased by 2.5 percentage points to 11.4% for the three months ended December 31, 2023 from 8.9% for the three months ended December 31, 2022. The increase in general administration expenses was primarily driven by one-time costs of €7.3 million related to the IPO, an increase in personnel costs of €4.4 million of which €3.2 million is due to one-time costs related to the management investment plan, as well as incremental public company costs.

Foreign exchange gain (loss)

Foreign exchange loss, net for the three months ended December 31, 2023 decreased by €19.2 million to €11.7 million from a foreign exchange loss, net of €30.8 million for the three months ended December 31, 2022. The overall increase in foreign exchange loss was primarily driven by a more pronounced depreciation of the USD relative to the Euro for the three months ended December 31, 2023 as compared to the three months ended December 31, 2022.

Finance cost, net

Finance cost, net for the three months ended December 31, 2023 increased by €11.0 million, or 44%, to €36.1 million from €25.1 million for the three months ended December 31, 2022. The increase was primarily attributable to the release of capitalized transaction costs of €10.5 million related to the early repayment of the USD TLB Facility of $450.0 million.

Income tax (expense) benefit

Income tax expense for the three months ended December 31, 2023 increased by €8.3 million to €6.7 million from an income tax benefit of €1.7 million for the three months ended December 31, 2022. The increase was primarily driven by one-time share-based compensation expenses that are treated as non-tax deductible as well as tax losses for which no deferred taxes are recognized.

Net profit (loss)

Net loss for the three months ended December 31, 2023 decreased by €2.0 million, or 22%, to €7.2 million from €9.2 million for the three months ended December 31, 2022. Net loss margin for the three months ended December 31, 2023 contracted by 1.3 percentage points, to 2.4% from 3.7% for the three months ended December 31, 2022. The decrease of net profit was primarily attributable to cost of sales growing faster as compared to revenue due to the capacity expansion, as well as operating expenses growing more pronounced as compared to revenue due to higher fulfillment, personnel and incremental public company costs. Additionally, income tax expenses increased as described in the section above.

Adjusted EBITDA and Adjusted EBITDA margin for the Group

	Three months ended December 31,
(In thousands of Euros)	2023	2022	Change		% Change
Adjusted EBITDA	81,356	72,395	8,961		12%
Adjusted EBITDA margin	26.9%	29.1%	(2.2)	pp

Adjusted EBITDA for the three months ended December 31, 2023 increased by €9.0 million, or 12%, to €81.4 million from €72.4 million for the three months ended December 31, 2022, primarily due to revenue growth of 22%. Adjusted EBITDA margin for the three months ended December 31, 2023 contracted 2.2 percentage points to 26.9% from 29.1% for the three months ended December 31, 2022, primarily due to the aforementioned capacity expansion and incremental public company costs as well as unfavorable currency translation.

Adjusted net profit and Adjusted net profit margin for the Group

	Three months ended December 31,
(In thousands of Euros)	2023	2022	Change		% Change
Adjusted net profit (loss)	16,714	26,509	(9,795)		(37)%
Adjusted net profit (loss) margin	5.5%	10.7%	(5.2)	pp

Adjusted net profit for the three months ended December 31, 2023 decreased by €9.8 million, or 37%, to €16.7 million from €26.5 million for the three months ended December 31, 2022, primarily driven by cost of sales, operating expenses as well as income tax expenses which are growing faster on an adjusted basis than revenue.

Revenue by segment

	Three months ended December 31,
(In thousands of Euros)	2023	2022	Change	% Change
Americas	181,453	159,799	21,654	14%
Europe	80,134	60,517	19,617	32%
APMA	39,478	26,913	12,565	47%
Total reportable segment revenue	301,065	247,229	53,836	22%
Corporate/Other	1,859	1,261	598	47%
Group revenue	302,924	248,490	54,434	22%

Revenue for the Americas segment for the three months ended December 31, 2023 increased by €21.7 million, or 14%, to €181.5 million from €159.8 million for the three months ended December 31, 2022, driven by strong sales in the DTC channel, demonstrating an increased DTC penetration.

Revenue for the Europe segment for the three months ended December 31, 2023 increased by €19.6 million, or 32%, to €80.1 million from €60.5 million for the three months ended December 31, 2022, driven by strong sales growth in both the B2B and DTC channel, reflected in both units as well as ASP growth.

Revenue for the APMA segment for the three months ended December 31, 2023 increased by €12.6 million, or 47%, to €39.5 million from €26.9 million for the three months ended December 31, 2022, driven by growth in both the B2B and DTC channel due to new retail store openings in the APMA region and strong online sales, increasing the DTC penetration significantly.

Revenue for Corporate/Other for the three months ended December 31, 2023 increased by €0.6 million, or 47% to €1.9 million from €1.3 million for the three months ended December 31, 2022, driven by an increase in sales of leather material to our footbed cuttings supplier, as well as an increase in sales of recyclable scrap materials from the production process.

Adjusted EBITDA and Adjusted EBITDA margin by segment

	Three months ended December 31,
(In thousands of Euros)	2023	2022	Change		% Change
Americas	51,553	54,632	(3,079)		(6)%
	28.4%	34.2%	(5.8)	pp
Europe	23,137	13,492	9,645		71%
	28.9%	22.3%	6.6	pp
APMA	12,184	6,088	6,096		100%
	30.9%	22.6%	8.3	pp
Reportable segment Adjusted EBITDA	86,874	74,212	12,662		17%
	28.9%	30.0%	(1.1)	pp
Corporate/Other	(5,518)	(1,817)	(3,701)		204%
	(297)%	(144)%	(152.8)	pp
Group Adjusted EBITDA	81,356	72,395	8,961		12%
Adjusted EBITDA margin	26.9%	29.1%	(2.2)	pp

Americas adjusted EBITDA for the three months ended December 31, 2023 decreased by €3.1 million, or 6%, to €51.6 million from €54.6 million for the three months ended December 31, 2022 primarily due to the negative impact from currency translation driven by the more pronounced depreciation of the USD relative to the Euro. This was also driven by an increase in operating expenses of 24%, driven mainly by higher selling and distribution expenses, variable online costs as well as logistics expenses resulting from the increased DTC penetration. The negative effects were partially offset by revenue growth of 14%. Americas adjusted EBITDA margin contracted by 5.8 percentage points to 28.4% for the three months ended December 31, 2023 from 34.2% for the three months ended December 31, 2022.

Europe adjusted EBITDA for the three months ended December 31, 2023 increased by €9.6 million, or 71%, to €23.1 million from €13.5 million for the three months ended December 31, 2022, primarily due to revenue growing faster at 32% than operating expenses, which grew by 17%. Europe adjusted EBITDA margin expanded by 6.6 percentage points from 22.3% for the three months ended December 31, 2022 to 28.9% for the three months ended December 31, 2023.

APMA adjusted EBITDA for the three months ended December 31, 2023 increased by €6.1 million, or 100%, to €12.2 million from €6.1 million for the three months ended December 31, 2022, which was primarily driven by revenue growth. APMA adjusted EBITDA margin expanded by 8.3 percentage points from 22.6% for the three months ended December 31, 2022 to 30.9% for the three months ended December 31, 2023 due to revenue growth being more pronounced than expense growth.

Corporate/Other adjusted EBITDA for the three months ended December 31, 2023 decreased by €3.7 million to €(5.5) million from €(1.8) million for the three months ended December 31, 2022, driven by an increase in operating expenses, which was primarily driven by increased general administration due to public company costs which incurred for the first time in the three months ended December 31, 2023, followed by increased overhead expenses for finance, controlling, tax, legal and IT functions.

For reconciliations to the most directly comparable IFRS measure, see section above titled “—Non-IFRS Financial Measures.”

B. LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity requirements are to service our debt, to fund our operations and to fund other general corporate purposes. Our ability to generate cash from our operations depends on our future operating performance, which is dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as other factors including those discussed in this section and the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report. We expect to finance our operations and working capital needs for the next 12 months from cash generated through operations.

Cash Flows

The following table summarizes the Company’s consolidated statement of cash flows for the three months ended December 31, 2023 and the three months ended December 31, 2022.

	Three months ended December 31,
(in thousands of Euros)	2023	2022
Total cash provided by (used in):
Operating activities	(45,426)	(53,172)
Investing activities	(8,644)	(25,920)
Financing activities	(119,752)	(49,240)
Increase (decrease) in cash and cash equivalents	(173,822)	(128,331)
Effects of foreign currency exchange rate changes on cash and cash equivalents	(1,207)	(7,686)

Cash flows provided (used in) by operating activities

Cash flows used in operating activities for the three months ended December 31, 2023 were €45.4 million compared to €53.2 million for the three months ended December 31, 2022, driven by net loss of €7.2 million and adjustments to net loss of €64.8 million, and cash outflows for working capital of €103.1 million. Adjustments to net loss included finance costs, net of €36.1 million, depreciation and amortization of €23.2 million, income tax expense of €6.7 million, unrealized foreign exchange losses of €11.7 million partly offset by income tax payments of €(3.8) million and MIP personal income tax paid of €(11.4) million. Cash outflows for working capital were driven by inventories of €66.9 million, trade and other payables of €15.9 million and accrued liabilities of €15.2 million, and were partially offset by cash inflows of trade and other receivables of €11.0 million.

Cash flows provided by operating activities for the three months ended December 31, 2022 were €53.2 million, driven by net loss of €9.2 million and adjustments to net loss of €72.4 million, and cash outflows for working capital of €116.4 million. Adjustments to net loss included depreciation and amortization of €20.4 million, finance costs, net of €25.1 million, unrealized foreign exchange losses of €30.8 million, partly offset by income tax benefit of €1.7 million. Cash outflows for working capital were largely driven by inventories of €64.4 million.

Cash flows used in investing activities

Cash flows used in investing activities for the three months ended December 31, 2023 were €8.6 million compared to €25.9 million for the three months ended December 31, 2022. The decrease in cash flows used in investing activities of €17.3 million was primarily due to a decrease in purchases of property, plant and equipment of €7.6 million, to €18.1 million as well as the receipt of asset-related government grants of €8.7 million in relation to the construction of our new factory in Pasewalk, Germany.

Cash flows used in financing activities

Cash flows used in financing activities for the three months ended December 31, 2023 were €119.8 million compared to €49.2 million for the three months ended December 31, 2022. The increase in cash flows used in financing activities was mainly driven by increased repayment of loans and borrowings of €522.5 million which was largely offset by our IPO proceeds, net of transaction costs of €449.3 million.

Cash flows used in financing activities for the three months ended December 31, 2022 were €49.2 million, primarily driven by interest paid of €39.0 million and payments of lease liabilities of €6.9 million.

Indebtedness

The following table sets forth the amounts owed under the Company’s debt instruments as of December 31, 2023 and September 30, 2023.

			December 31,	September 30,
(in thousands of Euros)	Currency	Repayment	2023	2023
Term Loan (EUR)	EUR	2028	375,000	375,000
Term Loan (USD)	USD	2028	299,083	737,506
Vendor Loan	EUR	2029	199,560	299,560
Notes	EUR	2029	428,500	428,500
Interest Payable			20,428	29,995
Senior Note Embedded Derivative			28,638	28,638
Amortization under the effective interest method			(35,016)	(46,163)
Loans and borrowings			1,316,193	1,853,036

There were two early repayments of our debt instruments in the three months ended December 31, 2023. On October 16, 2023, we made an early partial repayment of €100.0 million on our Vendor Loan. On November 2, 2023, we made an early partial repayment of $450.0 million on our USD TLB Facility.

For further information on the Company's debt instruments see "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources" in our Annual Report.

Off-Balance Sheet Arrangements

As of the balance sheet dates of December 31, 2023 and September 30, 2023 we did not engage in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

C. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign currency risk, interest rate risk and credit risk. For further discussion and a sensitivity analysis of these risks, see Note 7 - Financial Risk Management objectives and policies to our 2023 audited consolidated financial statements included in our Annual Report.

D. CRITICAL ACCOUNTING ESTIMATES

Refer to Note 3 — Significant accounting policies and Note 4 — Significant accounting estimates, assumptions and judgments to our unaudited interim condensed consolidated financial statements in Item 1 of this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

E. RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 — Significant accounting policies to our unaudited interim condensed consolidated financial statements in Item 1 of this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

F. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. Many of the forward-looking statements contained in this Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements provide our current expectations, intentions or forecasts of future events. Forward-looking statements include statements about expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not statements of historical fact. Words or phrases such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including the factors described in “Item 3. Key Information—D. Risk Factors” in our Annual Report. In addition, even if our actual results are consistent with the forward-looking statements contained in this Report, those results or developments may not be indicative of results or developments in subsequent periods.

For example, factors that could cause our actual results to vary from projected future results include, but are not limited to:

•
our dependence on the image and reputation of the Birkenstock brand;
•
the intense competition we face from both established companies and newer entrants into the market;
•
our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms;
•
our ability to adapt to changes in consumer preferences and attract new customers;
•
harm to our brand and market share due to counterfeit products;
•
our ability to successfully operate and expand retail stores;
•
losses and liabilities arising from leased and owned real estate;
•
risks relating to our non-footwear products;
•
failure to realize expected returns from our investments in our businesses and operations;
•
our ability to adequately manage our acquisitions, investments or other strategic initiatives;
•
our ability to manage our operations at our current size or manage future growth effectively;
•
the effects of the COVID-19 pandemic and other global or regional health events;
•
our dependence on third parties for our sales and distribution channels;

•
risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives;
•
operational challenges relating to the distribution of our products;
•
deterioration or termination of relationships with major wholesale partners;
•
seasonality, weather conditions and climate change;
•
adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs;
•
our ability to effectively manage inventory;
•
unforeseen business interruptions and other operational problems at our production facilities;
•
disruptions to our shipping and delivery arrangements;
•
failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders;
•
risks relating to our intellectual property rights;
•
risks relating to regulations governing the use and processing of personal data;
•
disruption and security breaches affecting information technology systems;
•
natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control;
•
economic conditions impacting consumer spending, such as inflation;
•
currency exchange rate fluctuations;
•
risks related to litigation, compliance and regulatory matters;
•
risks and costs related to corporate responsibility and ESG matters;
•
inadequate insurance coverage, or increased insurance costs;
•
tax-related risks;
•
risks related to our indebtedness;
•
risks related to our status as a foreign private issuer and a “controlled company”;
•
our ability to remediate our material weaknesses; and
•
other factors discussed “Item 3. Key Information—D. Risk Factors” in our Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART II OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are subject to litigation from time to time in the ordinary course of business. We are not currently involved in any legal proceedings that, either individually or in the aggregate, are expected to have a material adverse effect on our business or financial position. See “Item 3. Key Information—D. Risk Factors—Risks Related to Legal, Regulatory and Taxation Matters—We are subject to the risk of litigation and other claims” in our Annual Report.

ITEM 1A. RISK FACTORS

There have been no material changes to the risk factors described in the section titled "Item 3. Key Information—D. Risk Factors" in our Annual Report.

ITEM 2. INCORPORATION BY REFERENCE

The information contained in this Report is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-274968) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Dated: February 29, 2024

	By:	/s/ Ruth Kennedy
	Name:	Ruth Kennedy
	Title:	Director